

Mail Stop 3561

November 23, 2007

By U.S. Mail

Mr. Ho Moon
Executive Vice President and Chief Financial Officer
Korea Electric Power Corporation
167 Samseong-Dong
Gangnam-Gu
Seoul 135-791
Korea

   Re: Korea Electric Power Corporation
     Form 20-F for the Fiscal Year Ended December 31, 2006
     Filed June 29, 2007
     File No. 0-13372

Dear Mr. Moon:

  We have completed our review of your Form 20-F and related filings and have no further comments at this time.

          Sincerely,

          William Choi
          Branch Chief